EXHIBIT 1
                                                                       ---------



NEWS RELEASE
FOR IMMEDIATE RELEASE
MARCH 3, 2003
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ARC RESOURCES  LTD. / ARC ENERGY TRUST  ANNOUNCE THE MARCH 2003
INCREASE TO THE ARX  EXCHANGEABLE  SHARES  EXCHANGE RATIO

CALGARY, MARCH 3, 2003 (AET.UN AND ARX - TSX) ARC Resources Ltd. and ARC Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.33664 to 1.34954. Such increase will be effective on March 17, 2003.

The following are the details on the calculation of the Exchange Ratio:

-------------------------------------------------------------------------------------------------------------
 RECORD DATE OF    OPENING      ARC            10 DAY        INCREASE   EFFECTIVE DATE OF     EXCHANGE
ARC ENERGY TRUST   EXCHANGE   ENERGY          WEIGHTED          IN      THE INCREASE IN       RATIO AS
  DISTRIBUTION      RATIO      TRUST          AVERAGE        EXCHANGE    EXCHANGE RATIO          OF
                            DISTRIBUTION   TRADING PRICE OF   RATIO **                        EFFECTIVE
                              PER UNIT     AET.UN (PRIOR                                        DATE
                                         TO THE END OF THE
                                               MONTH)
-------------------------------------------------------------------------------------------------------------
February 28, 2003  1.33664     $0.15           $11.6256        0.01290    March 17, 2003        1.34954

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

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9